                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



     (Mark  One)


     [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1994


                                           OR


     [   ]  Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (NO FEE REQUIRED)

     For the transition period from ____________________ to ____________________


     Commission File Number 33-44284



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        HONEYWELL INVESTMENT PLUS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota  55408


Included herewith and set forth on pages 2 to 13 hereof are the Honeywell Investment Plus Plan Financial Statements for the Years Ended December 31, 1994 and 1993 and Supplemental Schedules for the Year Ended December 31, 1994 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

INVESTMENT PLUS PLAN OF
HONEYWELL INC.

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1994 AND 1993
AND INDEPENDENT AUDITORS' REPORT

INVESTMENT PLUS PLAN OF HONEYWELL INC.

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                              PAGE

INDEPENDENT AUDITORS' REPORT                                     4

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits,
   December 31, 1994 and 1993                                   5-6
 Statements of Changes in Net Assets Available for
   Benefits, Years Ended December 31, 1994 and 1993             7-8
 Notes to Financial Statements                                   9

INDEPENDENT AUDITORS' REPORT


Investment Plus Plan of Honeywell Inc.

We have audited the accompanying financial statements of Investment Plus Plan of Honeywell, Inc. (the Plan) as of December 31, 1994 and 1993 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 9, 1995

INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994

- ------------------------------------------------------------------------------------------------------------------------------------

                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                              --------------------------------------------------------------------------------------

                                                                     SHORT-TERM
                                     COMBINED        GOVERNMENT         BOND            BONDS          STOCKS           S&P
                                       TOTAL        INCOME FUND         FUND          PLUS FUND       PLUS FUND       500 FUND
ASSETS:
Investment in Master Trusts      $ 1,170,337,326  $  281,666,865  $    9,894,969  $   16,761,688  $  220,377,056  $  214,386,320
  Contributions receivable             6,727,654         365,405          29,755          52,252         407,794         396,169
  Other receivables                    2,867,108       2,419,025             458          11,535          67,878
                                 ---------------  --------------  --------------  --------------  --------------  --------------
         Total assets              1,179,932,088     284,451,295       9,925,182      16,825,475     220,852,728     214,782,489

LIABILITIES:
  Administration fees
    payable                              177,782          51,206           3,706           5,908          51,252          50,464
  Other payables                       2,833,662       2,404,169                          16,567                          49,016
                                 ---------------  --------------  --------------  --------------  --------------  --------------
         Total liabilities             3,011,444       2,455,375           3,706          22,475          51,252          99,480
                                 ---------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                        $ 1,176,920,644  $  281,995,920  $    9,921,476  $   16,803,000  $  220,801,476  $  214,683,009
                                 ---------------  --------------  --------------  --------------  --------------  --------------
                                 ---------------  --------------  --------------  --------------  --------------  --------------

                                                                                                                       VANGUARD
                                                                        UNITED                        COLUMBIA         WORLD U.S.
                                       FROZEN         HONEYWELL         INCOME                         SPECIAL           GROWTH
                                     FIXED FUND      STOCK FUND          FUNDS       JANUS FUND         FUND              FUND

ASSETS:
  Investment in Master Trusts    $    49,498,998  $  170,189,111  $    9,693,216  $   23,928,935  $   24,564,642  $    3,761,348
  Contributions receivable                    23       5,050,137          26,060          73,493          73,885          15,162
  Other receivables                      368,212
                                 ---------------  --------------  --------------  --------------  --------------  --------------
         Total assets                 49,867,233     175,239,248       9,719,276      24,002,428      24,638,527       3,776,510

LIABILITIES:
  Administration fees
    payable                               15,246
  Other payables                         363,543             276                              36              17              21
                                 ---------------  --------------                  --------------  --------------  --------------
         Total liabilities               378,789             276                              36              17              21
                                 ---------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                        $    49,488,444  $  175,238,972  $    9,719,276  $   24,002,392  $   24,638,510  $    3,776,489
                                 ---------------  --------------  --------------  --------------  --------------  --------------
                                 ---------------  --------------  --------------  --------------  --------------  --------------

                                                      T. ROWE         T. ROWE         T. ROWE
                                       SCUDDER         PRICE           PRICE           PRICE
                                        INTER-         INTER-          SMALL           EQUITY
                                       NATIONAL       NATIONAL       CAP VALUE         INCOME         ISOLATED       PARTICIPANT
                                         FUND           FUND            FUND            FUND            FUNDS           LOANS

ASSETS:
  Investment in Master Trusts    $    16,582,854  $   45,497,977  $   10,776,595  $   15,305,445  $   32,452,382  $   24,998,925
  Contributions receivable                46,687         120,466          33,843          36,523
  Other receivables
                                 ---------------  --------------  --------------  --------------  --------------  --------------
         Total assets                 16,629,541      45,618,443      10,810,438      15,341,968      32,452,382      24,998,925

LIABILITIES:
  Administration fees
    payable
  Other payables                                                                              17
                                                                                  --------------
         Total liabilities                                                                    17
                                 ---------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                        $    16,629,541  $   45,618,443  $   10,810,438  $   15,341,951  $   32,452,382  $   24,998,925
                                 ---------------  --------------  --------------  --------------  --------------  --------------
                                 ---------------  --------------  --------------  --------------  --------------  --------------

See notes to financial statements.


INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                 -------------------------------------------------------------------------------

                                                                      SHORT-TERM
                                     COMBINED       GOVERNMENT           BOND           BONDS          STOCKS            S&P
                                       TOTAL       INCOME FUND           FUND         PLUS FUND       PLUS FUND       500 FUND
ASSETS:
  Investment in Master Trusts   $  1,128,637,786  $  192,434,410   $  12,878,070   $  18,630,387  $  239,715,160  $  227,846,213
  Contributions receivable             6,006,352         231,343          22,053          34,485         263,800         240,131
  Other receivables                    1,646,778         533,508         137,476          63,507         337,074         312,398
                                ----------------  --------------  --------------  --------------  --------------  --------------
        Total assets               1,136,290,916     193,199,261      13,037,599      18,728,379     240,316,034     228,398,742

LIABILITIES:
  Due to (from) other plans               21,301          14,257                                            (72)           7,114
  Administration fees
    payable                              575,030         105,631          11,516          18,874         152,047         139,712
  Other payables                       1,533,988         520,977         137,347          58,207         379,725         388,841
                                ----------------  --------------  --------------  --------------  --------------  --------------
        Total liabilities              2,130,319         640,865         148,863          77,081         531,700         535,667
                                ----------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                       $  1,134,160,597  $  192,558,396   $  12,888,736   $  18,651,298  $  239,784,334  $  227,863,075
                                ----------------  --------------  --------------  --------------  --------------  --------------
                                ----------------  --------------  --------------  --------------  --------------  --------------

                                                                                                                      VANGUARD
                                                                       UNITED                         COLUMBIA       WORLD U.S.
                                      FROZEN          HONEYWELL        INCOME                          SPECIAL         GROWTH
                                    FIXED FUND       STOCK FUND         FUNDS        JANUS FUND         FUND            FUND

ASSETS:
  Investment in Master Trusts     $  115,211,853  $  154,782,987    $  5,146,067   $  19,880,522   $  16,231,430    $  1,531,177
  Contributions receivable                             5,071,661           6,953          33,750          34,807           3,018
  Other receivables                      260,128                              20                                             308
                                 ---------------  --------------  --------------  --------------  --------------  --------------
        Total assets                 115,471,981     159,854,648       5,153,040      19,914,272      16,266,237       1,534,503

LIABILITIES:
  Due to (from) other plans                    2
  Administration fees
    payable                               63,431          50,668           1,977           7,109           6,149             561
  Other payables                          45,346           1,177                           1,433             555
                                 ---------------  --------------  --------------  --------------  --------------  --------------
        Total liabilities                108,779          51,845           1,977           8,542           6,704             561
                                 ---------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                        $   115,363,202  $  159,802,803  $    5,151,063  $   19,905,730  $   16,259,533  $    1,533,942
                                 ---------------  --------------  --------------  --------------  --------------  --------------
                                 ---------------  --------------  --------------  --------------  --------------  --------------

                                                         T. ROWE          T. ROWE         T. ROWE
                                         SCUDDER          PRICE            PRICE          PRICE
                                          INTER-          INTER-           SMALL          EQUITY
                                         NATIONAL        NATIONAL        CAP VALUE        INCOME        ISOLATED       PARTICIPANT
                                           FUND            FUND             FUND           FUND          FUNDS            LOANS

ASSETS:
  Investment in Master Trusts     $   10,150,820  $   24,033,824  $    4,008,266  $    7,725,660  $   55,515,255  $   22,915,685
  Contributions receivable                16,247          30,883           6,331          10,890
  Other receivables                           29                           2,125             205
                                  --------------  --------------  --------------  --------------  --------------  --------------
        Total assets                  10,167,096      24,064,707       4,016,722       7,736,755      55,515,255      22,915,685

LIABILITIES:
  Due to (from) other plans
  Administration fees
    payable                                3,873           9,030           1,587           2,865
  Other payables                                             121             259
                                  --------------  --------------  --------------  --------------
        Total liabilities                  3,873           9,151           1,846           2,865
                                  --------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                         $   10,163,223  $   24,055,556  $    4,014,876  $    7,733,890  $   55,515,255  $   22,915,685
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                  --------------  --------------  --------------  --------------  --------------  --------------

See notes to financial statements.


INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                      ------------------------------------------------------------------------------


                                                                       SHORT-TERM
                                        COMBINED       GOVERNMENT         BOND            BONDS          STOCKS            S&P
                                          TOTAL        INCOME FUND        FUND          PLUS FUND       PLUS FUND       500 FUND
NET INVESTMENT INCOME
  (LOSS) IN MASTER
  TRUSTS                         $     9,059,469  $    9,986,145  $      (50,184)  $    (190,476)  $    (171,660)  $   2,919,660

CONTRIBUTIONS:
  Employer contributions              19,893,480
  Employee pretax contributions       73,755,780      12,539,364       1,413,712       2,337,698      17,043,141      16,598,643
  Rollover contributions               2,751,143         500,510          94,193         243,292         190,036         282,717
                                ----------------  --------------  --------------  --------------  --------------  --------------
        Total contributions           96,400,403      13,039,874       1,507,905       2,580,990      17,233,177      16,881,360

TRANSFERS FROM (TO)
  OTHER FUNDS                                         89,673,418      (3,748,123)     (3,525,893)    (24,878,292)    (22,101,483)

TRANSFERS FROM (TO)
  OTHER PLANS                            313,025          16,599          95,707          14,314          11,778           6,043
                                ----------------  --------------  --------------  --------------  --------------  --------------

TOTAL INVESTMENT
  INCOME (LOSS), CON-
  TRIBUTIONS, AND
  TRANSFERS                          105,772,897     112,716,036      (2,194,695)     (1,121,065)     (7,804,997)     (2,294,420)

LOANS:
  Repayments                                           2,846,755         185,573         329,439       2,956,649       2,940,453
  Distributions                                       (3,308,451)       (156,109)       (254,062)     (3,273,899)     (3,383,321)

DISTRIBUTIONS TO
  PARTICIPANTS                       (60,461,038)    (22,219,751)       (763,776)       (741,866)    (10,250,198)     (9,862,857)

TRUSTEES' AND ADMINI-
  STRATIVE FEES                       (2,551,812)       (597,065)        (38,253)        (60,744)       (610,413)       (579,921)
                                ----------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
  NET ASSETS                          42,760,047      89,437,524      (2,967,260)     (1,848,298)    (18,982,858)    (13,180,066)

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  BEGINNING OF YEAR                1,134,160,597     192,558,396      12,888,736      18,651,298     239,784,334     227,863,075
                                ----------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  END OF YEAR                   $  1,176,920,644  $  281,995,920    $  9,921,476   $  16,803,000  $  220,801,476  $  214,683,009
                                ----------------  --------------  --------------  --------------  --------------  --------------
                                ----------------  --------------  --------------  --------------  --------------  --------------


                                                                                                                        VANGUARD
                                                                         UNITED                         COLUMBIA       WORLD U.S.
                                         FROZEN         HONEYWELL        INCOME                          SPECIAL         GROWTH
                                       FIXED FUND      STOCK FUND         FUNDS        JANUS FUND         FUND            FUND
NET INVESTMENT INCOME
  (LOSS) IN MASTER
  TRUSTS                        $      6,295,958  $   (8,529,003)  $    (295,407)  $    (260,063)  $     322,298  $      105,171

CONTRIBUTIONS:
  Employer contributions                              19,893,480
  Employee pretax contributions              317       6,439,355       1,041,761       3,655,820       3,049,415         631,322
  Rollover contributions                                 227,352         127,858          15,242         235,956          51,499
                                ----------------  --------------  --------------  --------------  --------------  --------------
         Total contributions                 317      26,560,167       1,169,619       3,671,062       3,285,371         682,821


TRANSFERS FROM (TO)
  OTHER FUNDS                        (65,429,902)      4,246,868       3,912,030       1,347,592       5,381,351       1,490,242


TRANSFERS FROM (TO)
  OTHER PLANS                             12,086          20,058           9,124          37,478           1,779          17,410
                                ----------------  --------------  --------------  --------------  --------------  --------------


TOTAL INVESTMENT
  INCOME (LOSS), CON-
  TRIBUTIONS, AND
  TRANSFERS                          (59,121,541)     22,298,090       4,795,366       4,796,069       8,990,799       2,295,644

LOANS:
  Repayments                                 289       1,154,881         158,737         420,330         457,852          70,759
  Distributions                         (921,500)     (1,096,218)       (154,227)       (377,948)       (505,076)        (53,685)


DISTRIBUTIONS TO
  PARTICIPANTS                        (5,618,574)     (6,651,627)       (217,604)       (704,651)       (559,141)        (65,853)


TRUSTEES' AND ADMINI-
  STRATIVE FEES                         (213,432)       (268,957)        (14,059)        (37,138)         (5,457)         (4,318)
                                ----------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
  NET ASSETS                         (65,874,758)     15,436,169       4,568,213       4,096,662       8,378,977       2,242,547


NET ASSETS AVAILABLE
  FOR BENEFITS AT
  BEGINNING OF YEAR                  115,363,202     159,802,803       5,151,063      19,905,730      16,259,533       1,533,942
                                ----------------  --------------  --------------  --------------  --------------  --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  END OF YEAR                      $  49,488,444  $  175,238,972    $  9,719,276   $  24,002,392   $  24,638,510    $  3,776,489
                                ----------------  --------------  --------------  --------------  --------------  --------------
                                ----------------  --------------  --------------  --------------  --------------  --------------


                                                         T. ROWE         T. ROWE         T. ROWE
                                         SCUDDER          PRICE           PRICE           PRICE
                                         INTER-          INTER-           SMALL          EQUITY
                                        NATIONAL        NATIONAL        CAP VALUE        INCOME         ISOLATED       PARTICIPANT
                                          FUND            FUND            FUND            FUND            FUNDS           LOANS
NET INVESTMENT INCOME
  (LOSS) IN MASTER
  TRUSTS                        $       (664,895) $     (892,724) $     (205,547) $      440,029                  $      250,167

CONTRIBUTIONS:
  Employer contributions
  Employee pretax contributions        1,976,317       4,619,014       1,185,032       1,224,889
  Rollover contributions                  62,820         279,561         112,765         327,342
                                ----------------  --------------  --------------  --------------  --------------  --------------
        Total contributions            2,039,137       4,898,575       1,297,797       1,552,231

TRANSFERS FROM (TO)
  OTHER FUNDS                          5,608,713      18,896,341       5,863,679       6,326,332  $  (23,062,873)

TRANSFERS FROM (TO)
  OTHER PLANS                             12,129          35,989           2,723          19,808
                                ----------------  --------------  --------------  --------------  --------------  --------------

TOTAL INVESTMENT
  INCOME (LOSS), CON-
  TRIBUTIONS, AND
  TRANSFERS                            6,995,084      22,938,181       6,958,652       8,338,400     (23,062,873)        250,167

LOANS:
  Repayments                             284,743         706,111         155,752         166,106                     (12,834,429)
  Distributions                         (267,169)       (695,582)        (37,135)       (183,120)                     14,667,502

DISTRIBUTIONS TO
  PARTICIPANTS                          (521,815)     (1,321,656)       (267,688)       (693,981)

TRUSTEES' AND ADMINI-
  STRATIVE FEES                          (24,525)        (64,167)        (14,019)        (19,344)
                                ----------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
  NET ASSETS                           6,466,318      21,562,887       6,795,562       7,608,061     (23,062,873)      2,083,240

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  BEGINNING OF YEAR                   10,163,223      24,055,556       4,014,876       7,733,890      55,515,255      22,915,685
                                ----------------  --------------  --------------  --------------  --------------  --------------


NET ASSETS AVAILABLE
  FOR BENEFITS AT
  END OF YEAR                   $     16,629,541  $   45,618,443  $   10,810,438  $   15,341,951  $   32,452,382  $   24,998,925
                                ----------------  --------------  --------------  --------------  --------------  --------------
                                ----------------  --------------  --------------  --------------  --------------  --------------


See accompanying  notes to financial statements.


INVESTMENT PLUS PLAN OF HONEYWELL INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                      ------------------------------------------------------------------------------


                                                                      SHORT-TERM
                                      COMBINED        GOVERNMENT         BOND            BONDS          STOCKS             S&P
                                        TOTAL         INCOME FUND        FUND          PLUS FUND       PLUS FUND        500 FUND
NET INVESTMENT INCOME
  IN MASTER TRUSTS                $    84,243,778   $    5,716,364   $    545,401    $    820,470   $   30,822,534   $   22,167,579

CONTRIBUTIONS:
  Employer contributions               22,064,002
  Employee pretax contributions        71,558,618       14,451,745      1,711,214       2,225,884       19,986,262       21,115,346
  Rollover contributions                2,093,753          320,102        117,441         189,913          373,459          341,198
                                  ---------------   --------------   ------------    ------------   --------------   --------------
    Total contributions                95,716,373       14,771,847      1,828,655       2,415,797       20,359,721       21,456,544

TRANSFERS FROM (TO)
  OTHER FUNDS                                            4,800,523      4,645,463      15,657,238      (16,516,423)     (32,231,019)

TRANSFERS FROM (TO)
  OTHER PLANS                              56,709           36,663          6,718           6,348          (17,841)          13,884
                                  ---------------   --------------   ------------    ------------   --------------   --------------

TOTAL INVESTMENT
  INCOME, CONTRIBU-
  TIONS, AND TRANSFERS                180,016,860       25,325,397      7,026,237      18,899,853       34,647,991       11,406,988

LOANS:
  Repayments                                             2,592,823        215,435         265,973        2,830,938        2,894,742
  Distributions                                         (2,633,735)      (104,298)       (162,557)      (4,074,978)      (4,232,108)

DISTRIBUTIONS TO
  PARTICIPANTS                        (47,716,265)     (12,126,308)      (359,485)       (295,367)     (10,057,071)      (9,899,291)

TRUSTEES' AND ADMINI-
  STRATIVE FEES                        (2,152,916)        (358,949)       (37,053)        (56,604)        (754,749)        (487,484)
                                  ---------------   --------------   ------------    ------------   --------------   --------------

INCREASE (DECREASE) IN
  NET ASSETS                          130,147,679       12,799,228      6,740,836      18,651,298       22,592,131         (317,153)

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  BEGINNING OF YEAR                 1,004,012,918      179,759,168      6,147,900                      217,192,203      228,180,228
                                  ---------------   --------------   ------------    ------------   --------------   --------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  END OF YEAR                     $ 1,134,160,597   $  192,558,396   $ 12,888,736    $ 18,651,298   $  239,784,334   $  227,863,075
                                  ---------------   --------------   ------------    ------------   --------------   --------------
                                  ---------------   --------------   ------------    ------------   --------------   --------------


                                                                                                                         VANGUARD
                                                                        UNITED                          COLUMBIA        WORLD U.S.
                                        FROZEN          HONEYWELL       INCOME                           SPECIAL          GROWTH
                                      FIXED FUND       STOCK FUND        FUNDS        JANUS FUND          FUND             FUND
NET INVESTMENT INCOME
  IN MASTER TRUSTS                 $   10,423,295   $    7,329,257   $    259,585   $     847,275    $     971,218    $      59,112

CONTRIBUTIONS:
  Employer contributions                                22,064,002
  Employee pretax contributions            37,071        8,231,853        208,099       1,168,909          770,095          140,363
  Rollover contributions                                   296,398         31,871         166,331           66,718           38,948
                                   ---------------  --------------   ------------   -------------    -------------    -------------
           Total contributions             37,071       30,592,253        239,970       1,335,240          836,813          179,311
TRANSFERS FROM (TO)
  OTHER FUNDS                         (41,104,017)      (2,987,158)     4,667,947      17,915,079       14,534,998        1,301,981

TRANSFERS FROM (TO)
  OTHER PLANS                              43,893          (36,118)
                                   ---------------  --------------   ------------   -------------    -------------    -------------

TOTAL INVESTMENT
  INCOME, CONTRIBU-
  TIONS, AND TRANSFERS                (30,599,758)      34,898,234      5,167,502      20,097,594       16,343,029        1,540,404

LOANS:
  Repayments                                             1,144,269         31,017         145,663          102,240           20,365
  Distributions                        (1,827,092)      (1,280,815)       (37,628)       (172,680)        (100,283)         (20,999)

DISTRIBUTIONS TO
  PARTICIPANTS                         (8,569,612)      (5,766,132)        (6,162)       (148,978)         (74,478)          (4,486)

TRUSTEES' AND ADMINI-
  STRATIVE FEES                          (235,962)        (160,056)        (3,666)        (15,869)         (10,975)          (1,342)
                                   ---------------  --------------   ------------   -------------    -------------    -------------

INCREASE (DECREASE) IN
  NET ASSETS                          (41,232,424)      28,835,500      5,151,063      19,905,730       16,259,533        1,533,942

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  BEGINNING OF YEAR                   156,595,626      130,967,303
                                   ---------------  --------------   ------------   -------------    -------------    -------------

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  END OF YEAR                      $  115,363,202   $  159,802,803  $   5,151,063   $  19,905,730    $  16,259,533    $   1,533,942
                                   ---------------  --------------   ------------   -------------    -------------    -------------
                                   ---------------  --------------   ------------   -------------    -------------    -------------

                                                         T. ROWE        T. ROWE         T. ROWE
                                        SCUDDER           PRICE          PRICE           PRICE
                                        INTER-           INTER-          SMALL          EQUITY1
                                       NATIONAL         NATIONAL       CAP VALUE        INCOME          ISOLATED        PARTICIPANT
                                         FUND             FUND           FUND            FUND             FUNDS            LOANS
NET INVESTMENT INCOME
  IN MASTER TRUSTS                  $     870,609    $   2,608,927  $     179,641   $     345,174                     $     277,337

CONTRIBUTIONS:
  Employer contributions
  Employee pretax contributions           357,983          698,681        116,044         339,069
  Rollover contributions                   43,746           62,890                         44,738
                                    -------------    -------------  -------------   -------------                     -------------

    Total contributions                   401,729          761,571        116,044         383,807

TRANSFERS FROM (TO)
  OTHER FUNDS                           8,963,466       21,000,082      3,724,455       7,065,483    $ (11,438,098)

TRANSFERS FROM (TO)
  OTHER PLANS                                                                                                3,162
                                    -------------    -------------  -------------   --------------   -------------    -------------

TOTAL INVESTMENT
  INCOME, CONTRIBU-
  TIONS, AND TRANSFERS                 10,235,804       24,370,580      4,020,140       7,794,464      (11,434,936)         277,337

LOANS:
  Repayments                               37,649          112,332         13,969          43,734                       (10,451,149)
  Distributions                           (39,397)        (112,175)                       (70,453)                       14,869,198

DISTRIBUTIONS TO
  PARTICIPANTS                            (64,391)        (299,785)       (17,060)        (27,659)

TRUSTEES' AND ADMINI-
  STRATIVE FEES                            (6,442)         (15,396)        (2,173)         (6,196)
                                    -------------    -------------  -------------   --------------   -------------    -------------

INCREASE (DECREASE) IN
  NET ASSETS                           10,163,223       24,055,556      4,014,876       7,733,890      (11,434,936)       4,695,386

NET ASSETS AVAILABLE
  FOR BENEFITS AT
  BEGINNING OF YEAR                                                                                     66,950,191       18,220,299
                                    -------------    -------------  -------------   --------------   -------------    -------------
NET ASSETS AVAILABLE
  FOR BENEFITS AT
  END OF YEAR                       $  10,163,223    $  24,055,556  $   4,014,876   $   7,733,890    $  55,515,255    $  22,915,685
                                    -------------    -------------  -------------   --------------   -------------    -------------
                                    -------------    -------------  -------------   --------------   -------------    -------------


See accompanying  notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- -------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Investment Plus Plan of Honeywell Inc. (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Honeywell nonunion employees.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of appointed trustees.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor Stock Match contributions, are also subject to certain limitations.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distribution to their accounts.

     (c) The Sponsor contributes between $.50 and $1.00 in Honeywell stock to the participants' Performance Stock Match fund account for each $1.00 the participants contribute to their pretax account. Such sponsor contribution is limited to a maximum of 4% of the participants' pay. The amount of the sponsor contribution depends upon the Sponsor's return on investment (as defined).

     LOANS TO PARTICIPANTS - The Plan was amended effective June 30, 1991 to adopt the procedures, terms, and conditions for the granting and administration of loans to participants. The procedures allow participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Each employee classified as a regular full-time or regular part-time employee of the Sponsor, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement, automatically becomes a participant on the date of hire by the Sponsor or transfer into the Plan.

     VESTING - Participants are 100% vested in their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match fund after three years of service. In the event of plan termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to reduce the Sponsor's subsequent contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following funds:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short- and intermediate-term (1 - 5 years) maturities.

          BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (1 - 10 years) bonds, and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

          JANUS FUND - Invests primarily in a combination of large familiar corporations and small, rapidly emerging companies.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalization that is less than the average for the companies included in the Standard & Poor's 500 Stock Index.

          VANGUARD WORLD FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          SCUDDER INTERNATIONAL FUND - Intends to diversify through foreign investments among several countries and not concentrate in any particular industry.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stocks of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan has received a favorable determination letter stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

     At December 31, 1994 and 1993, the Plan's Isolated Funds primarily consisted of investments in Executive Life Insurance Company (Executive
     Life) guaranteed investment contracts (GICs), with approximately 2% and 7% of total net assets available for benefits, respectively. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. In 1993, 1994, and 1995, distributions have been received from the conservator totaling approximately 67% of the contract balance immediately prior to the conservatorship. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator and recoveries from various state guarantee funds will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

     The Plan's Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTEREST IN MASTER TRUSTS

     The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1994 and 1993, the Plan's interest in the net assets of the master trusts was approximately 95%. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in master trusts:

                                                     1994             1993
     Investments at fair value:
       Custom Funds:
         Government Income Fund                $   305,889,947   $   209,624,454
         Short-term Bonds Fund                      10,256,109        13,255,684
         Bonds Plus Fund                            17,508,593        19,587,985
         Stocks Plus Fund                          232,214,890       252,637,838
         S&P 500 Fund                              226,631,967       240,823,722
         Fixed Income Fund (a)                      53,415,980       124,019,602
         Honeywell Stock Fund                      173,540,997       157,920,810
       Mutual funds, primarily equity
        securities                                 155,759,921        91,770,887
       Participants' loans                          26,287,970        24,145,987
                                               ---------------   ---------------
                                               $ 1,201,506,374   $ 1,133,786,969
                                               ---------------   ---------------
                                               ---------------   ---------------

     (a) At contract value.

     Investment income for the master trust is as follows:

                                                      1994             1993
     Net (depreciation)/appreciation in fair
      value of investments:
       Custom funds:
         Short-term Bond Fund                    $     (51,556)    $     564,780
         Bonds Plus Fund                              (272,642)          827,967
         Stocks Plus Fund                           (2,285,805)       31,291,545
         S&P 500 Fund                                3,088,743        23,377,943
         Honeywell Stock Fund                      (13,531,441)        4,481,379
         Mutual funds, primarily equity
          securities                                (9,911,323)        1,305,188
                                                 -------------     -------------
                                                   (22,964,024)       61,848,802
     Interest and dividends                         34,701,490        28,245,232
                                                 -------------     -------------
                                                 $  11,737,466     $  90,094,034
                                                 -------------     -------------
                                                 -------------     -------------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1994 and 1993, the Plan's interest in the net assets of the master trust was approximately 83%. The contract value of the GICs for the master trust was $38,954,178 and $67,277,792 at December 31, 1994 and 1993, respectively.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the periods ended December 31, 1994 and 1993.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses.
     Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1994 were T. Rowe Price Trust Company and First Trust National Association.

     The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.


     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in increases (decreases) in the amount of net assets reported of $9,627,323 and $(11,667,713) as of December 31, 1994 and 1993, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

     The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, Honeywell Stock Fund, and Frozen Fixed Income Funds individually represent 5% or more of net assets available for benefits.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                        HONEYWELL INVESTMENT PLUS PLAN



Dated:  June 28, 1995                   By:   /s/ James E. Porter
                                           -------------------------------------
                                                James E. Porter

                                        Its:  Vice President, Human Resources

                              INDEX TO EXHIBITS

EXHIBITS                                                                 PAGE
- --------                                                                 ----

  23.1       Consent of Deloitte & Touche LLP